UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

6369 Mill Street
Rhinebeck, New York 12572
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Material Modification to Rights of Security Holders.

Notwithstanding repeated assurances from Radiomarelli SA and Futurum Energy SA (together the "Sellers”) to the Prime Acquisition Corp. (the “Company”) that the Sellers would promptly complete the terms of the previously announced Securities Purchase Agreement and Green Certificates Purchase Agreement, the Sellers have still not provided the Company with a closing date to the previously disclosed transactions. Consequently, the Company is exploring the possibility of bringing appropriate legal action.

Separately, the Company approved a 24 month extension of the maturity date of the outstanding warrants and the reduction of the exercise price from $7.50 per share to $5 per share. A copy of the Amendment to the Warrant Agreement governing the Company’s warrants is attached hereto as Exhibit 2.1

Other Events.

The Company is currently actively engaged in negotiations with several third parties in order to acquire additional assets.

The Company intends to use the attached presentation in meetings with investors commencing January 10, 2014. The materials attached as Exhibit 99.1 are incorporated by reference herein.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
2.1	Amendment No. 1, dated January 10, 2014, to the Warrant Agreement
99.1	Presentation dated January 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 9, 2014	PRIME ACQUISITION CORP.

By: /s/ Marco Prete
Name: Marco Prete
Title: Chief Executive Officer

2